This AMENDMENT No. 1 (the “Amendment”) is made this 19th day of October, 2007, by and among EMC Mortgage Corporation (the “Assignor”), Wells Fargo Bank, National Association, not individually but solely as trustee for the holders of the Bear Stearns Asset Backed Securities I Trust 2007-AC2, Asset-Backed Certificates, Series 2007-AC2 (the “Assignee”) and GreenPoint Mortgage Funding, Inc. (“GreenPoint”) to the Assignment, Assumption and Recognition Agreement dated as of February 28, 2007 (the “AAR Agreement”), by and among the Assignor, the Assignee and GreenPoint.

WHEREAS, the Assignor, the Assignee and GreenPoint desire to amend the AAR Agreement as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agrees as follows:

SECTION 1. Defined Terms.   Unless otherwise amended by the terms of this Amendment, terms used in this Amendment shall have the meanings assigned in the AAR Agreement.

SECTION 2. Amendment.   Effective as of February 28, 2007 the AAR Agreement is hereby amended as follows:

(a)           Section 4.01 of the Purchase Agreement is hereby amended by changing the first sentence of the second paragraph to the following:

Consistent with and in addition to the terms set forth in this Agreement, if a Mortgage Loan is in default or such default is reasonably foreseeable, the Company may waive, modify or vary any term of any Mortgage Loan or consent to the postponement of strict compliance with any such term or in any manner grant indulgence to any Mortgagor, including without limitation, to (1) capitalize any amounts owing on the Mortgage Loan by adding such amount to the outstanding principal balance of the Mortgage Loan, (2) defer such amounts to a later date or the final payment date of such Mortgage Loan, (3) extend the maturity of any such Mortgage Loan, (4) amend the related Mortgage Loan to reduce the related Mortgage Interest Rate with respect to any Mortgage Loan, (5) convert the Mortgage Interest Rate on any Mortgage Loan from a fixed rate to an adjustable rate or vice versa, (6) with respect to a Mortgage Loan with an initial fixed rate period followed by an adjustable rate period, extend the fixed period and reduce the adjustable rate period, and/or (7) forgive the amount of any interest, principal or servicing advances owed by the related Mortgagor; provided that, in the Company's reasonable and prudent determination, such waiver, modification, postponement or indulgence: (A) is not materially adverse to the interests of the Purchaser on a present value basis using reasonable assumptions (including taking into account any estimated realized loss (as defined in the related pooling and servicing agreement) that might result absent such action); and (B) does not amend the related Mortgage Note to extend the maturity thereof later than the date of the Latest Possible Maturity Date (as such term is defined in the related pooling and servicing agreement); provided, further, with respect to any Mortgage Loan that is not in default or if default is not reasonably foreseeable, unless the Company has provided to the Purchaser a certification addressed to the Purchaser, based on the advice of counsel or certified public accountants that have a national reputation with respect to taxation of REMICs that a modification of such Mortgage Loan will not result in the imposition of taxes on or disqualify from REMIC status any of the REMICs and has obtained the prior written consent of the Purchaser, the Company shall not permit any modification with respect to any Mortgage Loan.  Notwithstanding the foregoing, for any waiver, modification, postponement or indulgence (not including any partial releases, assumptions of mortgages or modifications of any Mortgage Loan that is done in connection with compliance with the Relief Act) which the Company reasonably anticipates may result in a realized loss of 20% or more of the outstanding principal balance of a Mortgage Loan, the Company shall present such proposed waiver, modification, postponement or indulgence, together with any supporting documentation, to the Master Servicer for consideration and approval.  The Company shall submit all waivers, modifications or variances of the terms of any Mortgage Loan with respect to partial releases, assumptions of mortgages or for modifications done in furtherance of compliance with Relief Act, together with any supporting documentation, to the Master Servicer for consideration and approval.

(b)           The Purchase Agreement is hereby amended as of the date hereof by deleting in its entirety Exhibit X to the Purchase Agreement.

SECTION 3. Effect of Amendment.   Upon execution of this Amendment, the AAR Agreement shall be, and be deemed to be, modified and amended as of the date of the AAR Agreement in accordance herewith and the respective rights, limitations, obligations, duties, liabilities and immunities of the Assignor, the Assignee and GreenPoint shall hereafter be determined, exercised and enforced subject in all respects to such modifications and amendments, and all the terms and conditions of this Amendment shall be deemed to be part of the terms and conditions of the AAR Agreement for any and all purposes. Except as modified and expressly amended by this Amendment, the AAR Agreement is in all respects ratified and confirmed, and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

SECTION 4. Binding Effect.   The provisions of this Amendment shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto, and all such provisions shall inure to the benefit of the Assignor, the Assignee and GreenPoint.

SECTION 5. Severability of Provisions.   If any one or more of the provisions or terms of this Amendment shall be for any reason whatsoever held invalid, then such provisions or terms shall be deemed severable from the remaining provisions or terms of this Amendment and shall in no way affect the validity or enforceability of the other provisions or terms of this Amendment.

SECTION 6. Section Headings.   The section headings herein are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

SECTION 7. Execution in Counterparts.   This Amendment may be executed by the parties hereto in several counterparts, each of which shall be executed by the parties hereto and be deemed an original and all of which shall constitute together by one and the same agreement.

SECTION 8. Governing Law.   THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW WHICH SHALL GOVERN.

IN WITNESS WHEREOF, the parties have caused this Amendment to the AAR Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

EMC MORTGAGE CORPORATION,
as Assignor

By:	/s/ Caroline Bramon
Name:	Caroline Bramon
Title:	Senior Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, not individually but solely as Trustee for the Bear Stearns Asset Backed Securities I Trust 2007-AC2, Asset-Backed Certificates, Series 2007-AC2,
as Assignee

By:	/s/ William Augustin
Name:	William Augustin
Title:	Vice President

GREENPOINT MORTGAGE FUNDING, INC.

By:	/s/ Susan Davia
Name:	Susan Davia
Title:	Vice President

Acknowledged and Agreed:

EMC MORTGAGE CORPORATION,
as Master Servicer

By:	/s/ Mark Novacheck
Name:	Mark Novacheck
Title:	Assistant Secretary